ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

110 Pitts Bay Road

Pembroke HM 08 Bermuda

January 13, 2010

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jim B. Rosenberg
Nandini A. Acharya

Re:	Argo Group International Holdings, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
File No. 001-15259
DEF14A
Filed March 16, 2009
File Number: 001-15259

Ladies and Gentlemen:

On behalf of Argo Group International Holdings, Ltd. (the “Company”) and in response to the letter (the “Comment Letter”) dated December 29, 2009 from the Staff (the “Staff”) of the Securities and Exchange Commission to Mark E. Watson III, the Company’s President and Chief Executive Officer, we have included below the Company’s responses to the Staff’s comments included in the Comment Letter. The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses and correspond to the numbered paragraphs in the Comment Letter.

Form 10-K for the Year Ended December 31, 2008

Item 1. Business

Reinsurance, page 12

1.	Staff Comment: We note that you have a significant reinsurance recoverable of $1.2 billion at December 31, 2008. Please disclose the credit ratings of the reinsurers.

Response: Set forth below is a table reflecting credit ratings of the reinsurers comprising the Company’s reinsurance recoverables at December 31, 2008. The Company would propose to include a similar table and disclosure in its 2009 Form 10-K filing.

($’s in millions) Ratings per AM Best	Reinsurance Recoverables	% of Total

Reinsurers rated A+ or better	$519.0	43.5%
Reinsurers rated A	503.3	42.2%
Reinsurers rated A-	88.5	7.4%
Reinsurers rated below A- or not rated	83.0	6.9%

	$1,193.8	100.0%

The top ten reinsurers, all rated A- or higher, accounted for $746.1 million, or approximately 63% of the reinsurance recoverable balance as of December 31, 2008.

DEF 14A

Related Party Transactions, page 5

2.	Staff Comment: Please file each of the related party agreements with Fayez Sarofim & Co. and Swett & Crawford pursuant to the requirements of Item 601(b)(10)(ii)(A) of Regulation S-K or provide us with an analysis of supporting your determination that these agreements are immaterial to your business in amount and significance. Please advise us whether the broker agreement with Swett & Crawford is pursuant to standard terms.

Response: The Company considers the materiality of its contracts for purposes of Item 601(b)(10) on a case-by-case basis. Included in this determination is a consideration of whether there is a substantial likelihood that a reasonable investor would consider disclosure of the terms of any particular contract important in making a decision to buy or sell a security of the Company. In the case of agreements with Fayez Sarofim & Co. and Swett & Crawford, the Company determined that the terms of such contracts were not material.

In making the materiality determination with respect to the investment agreements with Fayez Sarofim & Co., the Company relied on all of the factors that it deemed relevant, including that (1) the applicable contracts relate to ordinary course services that are not critical to the core businesses of the Company, (2) the Company is not substantially dependent on the services obtained pursuant to the contracts since such services may be obtained without business interruption from alternative sources and (3) the expenses incurred under the contracts (approximately $0.6 million in 2008) were immaterial given the Company’s approximately $1.2 billion of total expenses incurred in 2008. In addition, the investment agreements with Fayez Sarofim & Co. were entered into on standard, arm’s-length rates and terms.

In making the materiality determination with respect to the non-exclusive agency agreement with Swett & Crawford, the Company relied on all of the factors that it deemed relevant, including that (1) Swett & Crawford functions as one of many wholesale agents that produces business for the Company’s excess and surplus lines segment all of which are parties to substantially similar agency agreements promulgated by the Company’s excess and surplus lines segment, (2) the expenses incurred under the agency agreement with Swett & Crawford (approximately $6.4 million in commissions earned by Swett & Crawford in 2008) were immaterial to the Company as a percentage of the Company’s approximately $1.2 billion of total expenses incurred in 2008 and the Company’s approximately $227.9 million in total commission expenses in 2008 and (3) the $35.4 million in gross written premiums placed with Colony by Swett & Crawford were immaterial to the Company as a percentage of the Company’s approximately $1.5 billion of direct earned premiums in 2008.

Finally, we can confirm that the agency agreement with Swett & Crawford was entered into on standard, arm’s-length terms and commission rates that are consistent with the terms of our agreements with other wholesale agents.

While not relevant to the Company’s determination of the immateriality of these agreements, we would note that David Hartoch (whose membership on both our board of directors and the Swett & Crawford board of directors necessitated disclosure in our DEF 14A filed on March 16, 2009) ceased to serve on those boards of directors as of April 2008, and as a result we would not expect to make further disclosure of the arrangements with Swett & Crawford in our future filings. Additionally, Fayez Sarofim ceased to serve on our board of directors in 2009, and we would not expect to make further disclosure of the agreements with Fayez Sarofim & Co. following the filing of our DEF 14A in 2010 covering the 2009 period.

EXECUTIVE COMPENSATION

Summary Compensation Table, page 20

3.	Staff Comment: For each Named Executive Officer for whom perquisites and personal benefits exceeded $10,000, please identify separately by type, each perquisite or personal benefit, regardless of amount. Additionally, for each such NEO, each perquisite or personal benefit that exceeds the greater of $2,500 or 10% of the total amount of perquisites and personal benefits for that NEO must be quantified and disclosed in a footnote. Such footnote must include the methodology used for computing the aggregate incremental cost. See Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Response: The Company disclosed the type of each perquisite and personal benefit for each Named Executive Officer receiving more than $10,000 in such benefits, except with respect to Dale Pilkington (who received $10,709 in such benefits). Mr. Pilkington’s perquisites consisted of reimbursement for temporary living expenses in the amount of $10,440 and spousal travel in the amount of $269. In the course of our review for this response, we also discovered that the Company paid a disability policy premium for Mark Watson in 2008 that was not reported in the Company’s 2009 DEF 14A. The amount of this premium was $23,227 and the Company will report the amounts of disability premiums paid in its future filings.

With respect to the request to disclose and quantify certain perquisites and personal benefits, the Company believes that it made all such disclosures required by Instruction 4 to Item 402(c)(2)(ix) of Reg S-K (details of perquisites or personal benefits that exceeded the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for such Named Executive Officer) through the tables set forth in footnote 6 to the Summary Compensation Table. This consisted of detail for Mark Watson and Barbara Bufkin, as they were the only Named Executive Officers to receive greater than $25,000 in perquisites or personal benefits in 2008.

With respect to the request for additional detail regarding the methodology used for computing the aggregate incremental cost, the applicable benefits provided were all objectively measurable such that the incremental cost concept was not applicable. Stated differently, all of the reported benefits were direct, separately identifiable costs that did not require measurement of any incremental portion since the entirety of those costs was attributed to the compensation of the applicable Named Executive Officer.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings;

•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact N. James Tees of the Company at (441) 296-5858.

Sincerely,

/s/ Jay S. Bullock Jay S. Bullock
Executive Vice President and Chief Financial Officer

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